UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOSAIC INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Mosaic Company
Atria Corporate Center - Suite E490
3033 Campus Drive
Plymouth, MN 55441
763-577-2700

MOSAIC INVESTMENT PLAN
Plan No. 004
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Mosaic Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Mosaic Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.
In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

(signed) KPMG LLP
Minneapolis, Minnesota
June 22, 2016

MOSAIC INVESTMENT PLAN
Plan No.  004
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$623,167,152	$638,990,833

Receivables:
Employer contributions	20,938,755	20,444,039
Notes Receivable from participants	10,332,605	10,386,173
Total receivables	31,271,360	30,830,212
Net assets available for benefits	$654,438,512	$669,821,045
See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN
Plan No.  004
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$12,142,492	$11,136,289
Net realized and unrealized appreciation (depreciation) in
fair value of investments:	(27,255,006)	25,486,198
Net investment income (loss)	(15,112,514)	36,622,487
Contributions
Participants	26,954,580	24,104,866
Employer	31,767,327	30,383,874
Total contributions	58,721,907	54,488,740
Asset Transfers from qualified plans	580,851	397,920
Other	4,066	12,677
Total additions	44,194,310	91,521,824
Deductions from net assets attributed to:
Benefits paid	59,208,890	66,628,554
Administrative fees	367,953	357,591
Total deductions	59,576,843	66,986,145
Net increase (decrease) prior to CF Industries transfer	(15,382,533)	24,535,679
Transfer in from CF Industries plan	—	84,746,674
Net increase (decrease)	(15,382,533)	109,282,353
Net assets available for benefits:
Beginning of year	669,821,045	560,538,692
End of year	$654,438,512	$669,821,045
See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan
The following description of the Mosaic Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan was established on March 1, 1988. The Plan is a defined contribution plan maintained by The Mosaic Company (the Company) for eligible U.S. salaried and nonunion hourly employees. Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On March 17, 2014, the Company acquired the Florida phosphate assets and assumed certain related liabilities of CF Industries, Inc. (CF). The CF employees who joined the Company in connection with the acquisition became participants of the Plan immediately upon the closing of the acquisition. On March 17, 2014, notes receivable from participants of $3,486,145 were transferred from the CF Industries, Inc. Thrift Savings Plan (CF Plan) to the Plan. In order to facilitate the transfer of assets to the Plan, a blackout period on transactions involving the acquired employee’s assets within the CF Plan was imposed from April 24, 2014 at 4 p.m. Eastern time (after the end of trading under the Plan for that day) to April 28, 2014 at 8 a.m. Eastern time (before the start of the trading under the Plan for that day). On April 25, 2014, assets of $81,260,529 were transferred from the CF Plan to the Plan.

(b)	Contributions
The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of $18,000 and $17,500 for 2015 and 2014, respectively) in before-tax dollars, after-tax dollars, or a combination of both. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. Participants are automatically enrolled into the Plan upon meeting eligibility requirements, and direct the investment of their contributions into various investment options offered by the Plan. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2015 and 2014, the Company made matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of the participants’ compensation contributed. The Company also makes an annual nonelective employer contribution that is based on a percentage of the employee’s eligible pay, subject to certain limitations and requirements. The Company made non-elective employer contributions of $15,357,000 and $13,823,924 in 2015 and 2014, respectively. At the sole discretion of Mosaic’s Board of Directors or its designee, the Company may make an annual discretionary employer contribution. The Company made discretionary employer contributions of $4,779,997 and $2,061,625 in 2015 and 2014, respectively. All or any portion of the profit sharing or Company matching contributions initially deposited to the Mosaic Stock Fund may be in the form of cash or shares of Company common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for the nonelective employer contribution or the discretionary employer contribution.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings (losses), and (c) notes receivable from participant administrative expenses. Each participant’s account is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2015 and 2014

(d)	Administrative Expenses
Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Elections
The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among twenty-four investment funds.
Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(f)	Vesting
Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the nonelective employer contribution and the discretionary employer contribution portions of their account after either three years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used first to restore nonelective employer contributions for reemployed employees who are entitled to have forfeitures restored and are then used to offset nonelective employer contributions. In 2015 and 2014, employer contributions were reduced by $246,418 and $634,726, respectively, from forfeited nonvested accounts.

(g)	Payment of Benefits
Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1⁄2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.
Subject to potential IRS penalties, participants whose employment is terminated and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70 1⁄2. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Notes Receivable from Participants
Eligible participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Eligible participants may have one loan outstanding at any given time. Account balances attributable to the Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 6 months to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate, as quoted in The Wall Street Journal at time of issuance. Interest rates on outstanding loans ranged from 3.25% to 8.75% in 2015 and from 3.25% to 8.75% in 2014. Principal and interest are paid through payroll deductions.

(i)	Plan Termination
Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2015 and 2014

(b)	Recently Adopted Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-12 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). Part I of ASU 2015-12 eliminates the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures. Part II of ASU 2015-12 requires plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes, and no longer requires plans to disaggregate investments by nature, characteristic, and risks. Part II also eliminates the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure their investments and investment related accounts as of a month-end date closest to their fiscal year for plans with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively and Part III is not applicable to the Plan. The Plan adopted this update for the year ended December 31, 2015. Retrospective application of Part I did not affect net assets available for benefits. The Plan invests in a common/collective trust fund that owns fully benefit-responsive investment contracts. The fair value and adjustment from fair value to contract value for fully benefit-responsive investment contracts have been removed from the statements of net assets available for benefits for the year ended December 31, 2014 along with the related fair value disclosures. The net asset value of the common/collective trust fund that owns fully benefit-responsive investment contracts is presented in “Investments, at fair value”.

(c)	Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.
Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(e)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(f)	Payment of Benefits
Benefit payments are recorded when paid.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2015 and 2014

(g)	Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net realized and unrealized appreciation in fair value of investments.

(3)	Fair Value Measurements

ASC 820, Fair Value Measurements, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2015 and 2014

Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common stock	$23,154,278	$—	$—	$23,154,278
Mutual funds	177,598,516	—	—	177,598,516
Common/collective trust funds	—	422,414,358	—	422,414,358
Total investments at
fair value	$200,752,794	$422,414,358	$—	$623,167,152

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stock	$39,096,489	$—	$—	$39,096,489
Mutual funds	183,855,321	—	—	183,855,321
Common/collective trust funds	—	416,039,023	—	416,039,023
Total investments at
fair value	$222,951,810	$416,039,023	$—	$638,990,833
Common stock traded on national exchanges are valued at their closing market prices.

The fair values of the mutual funds are based on observable unadjusted market quotations for identical assets and are priced on a daily basis at the close of the NYSE.
The common/collective trusts (CCTs) are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.
For each of the Plan funds (other than money market funds and short-term bond funds, but including Vanguard Short-Term Inflation-Protected Securities Index Fund), a participant is prohibited from exchanging into a fund account for 60 calendar days after the participant has exchanged out of that fund account.
For the years ended December 31, 2015 and 2014, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value and there were no transfers between levels.

(4)	Federal Income Tax Status
The Plan has received a determination letter from the IRS dated December 2, 2015 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax-exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2015 and 2014

liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(5)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2015 and 2014, approximately 3.5% and 5.8%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(6)	Party-in-Interest Transactions
Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party-in-interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, benefits paid to participants, and investment income per the financial statements to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$654,438,512	$669,821,045
Adjustment to investment valuation	1,479,830	2,436,480
Net assets available for benefits per the Form 5500	$655,918,342	$672,257,525

	2015	2014
Benefits paid to participants per the financial statements	$59,208,890	$66,628,554
Less corrective distributions	(52,754)	(71,991)
Benefits paid to participants per the Form 5500	$59,156,136	$66,556,563

	2015	2014
Total additions per the financial statements	$44,194,310	$91,521,824
Add adjustment to investment valuation - current year	1,479,830	2,436,480
Less adjustment to investment valuation - prior year	(2,436,480)	(2,164,342)
Asset transfers from qualified plans	(580,851)	(397,920)
Total income per the Form 5500	$42,656,809	$91,396,042

(8)	Subsequent Events
The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 22, 2016, the date at which financial statements were available to be issued, and determined there were no other items to disclose.

SUPPLEMENTAL SCHEDULE

Schedule
MOSAIC INVESTMENT PLAN
Plan No.  004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Number of	Current
Identify of issuer	Description	Shares	Value**
PIMCO	PIMCO Total Return Fund	2,304,473	23,206,040
MFS Investment Management	MFS Institutional International Equity Fund	227,179	4,670,796
T. Rowe Price Trust Co	T. Rowe Price Small-Cap Stock Fund	1,367,204	25,347,965
Delaware Investments	Delaware U.S. Growth Fund	1,548,079	39,646,295
Northern Trust Global Investments	Northern Trust S&P 500 Index Fund	259,255	55,859,086
	Northern Trust Russell 2000 Index Fund	40,812	8,344,028
Oakmark Funds	Oakmark Fund	460,371	28,938,933
Vanguard Fiduciary Trust Company *	Vanguard Total Bond Market Index Fund	2,105,007	22,397,278
	Vanguard Prime Money Market Fund	145,903	145,903
	Vanguard Retirement Savings Master Trust	87,570,174	87,570,174
	Vanguard Inflation-Protected Securities Fund	400,739	4,115,585
	Vanguard Target Retirement Income Fund	228,331	6,785,999
	Vanguard Target Retirement 2010 Trust Fund	302,102	8,292,713
	Vanguard Target Retirement 2015 Trust Fund	1,070,132	29,289,516
	Vanguard Target Retirement 2020 Trust Fund	1,974,083	53,181,799
	Vanguard Target Retirement 2025 Trust Fund	2,042,734	53,887,332
	Vanguard Target Retirement 2030 Trust Fund	1,302,242	33,519,698
	Vanguard Target Retirement 2035 Trust Fund	1,150,901	29,566,637
	Vanguard Target Retirement 2040 Trust Fund	895,666	23,341,054
	Vanguard Target Retirement 2045 Trust Fund	632,735	16,476,408
	Vanguard Target Retirement 2050 Trust Fund	407,438	10,654,511
	Vanguard Target Retirement 2055 Trust Fund	143,891	5,039,063
	Vanguard Target Retirement 2060 Trust Fund	21,961	606,340
	Vanguard Total International Stock Index Fund	300,492	29,129,721
The Mosaic Company*	Mosaic Stock Fund	839,227	23,154,278
			$623,167,152
N/A	Notes receivable from participants due through December 2019		$10,332,605
*    Indicates party-in-interest to the Plan.
**    Historical cost is not required for participant directed accounts.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on the 22nd day of June, 2016.

MOSAIC INVESTMENT PLAN

By:	Global Benefits Committee, as Plan Administrator

By:	/s/ Corrine D. Ricard
Corrine D. Ricard, Chair

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1